UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549


               Under the Securities Exchange Act of 1934
                           (Amendment No. 0)


                             POPE & TALBOT
                            (Name of Issuer)


                                Common
                     (Title of Class of Securities)


                               732827100
                             (CUSIP Number)








































1)	Name of Reporting Person			        National Rural Electric
  	S.S. or I.R.S. Identification			   Cooperative Association
	  No. of Above Person				            53-0116145

2)	Check the Appropriate Box       			N/A
  	if a Member of a Group

3)	SEC Use Only

4)	Citizenship or Place of			         Arlington, VA
  	Organization

  	Number of			                     		5)   Sole Voting Power	      856,000
  	Shares
  	Beneficially Owned			              6)   Shared Voting Power        0
   by Each Reporting
  	Person With					                   7)   Sole Dispositive Power  856,000

                                      8)   Shared Dispositive Power

09)   	Aggregate Amount Bene-			      856,000
       ficially Owned by Each
       Reporting Person

10)   Check Box if the Aggregate		    N/A
     	Amount in Row (9) Excludes
	     Certain Shares

11)  	Percent of Class Represented  		6.3%
     	by Amount in Row 9

12)  	Type of Person Reporting		      EP

























Item 1 (a)	Name of Issuer

         		POPE & TALBOT

       (b)	Address of Issuer's Principal Executive Offices

         		Pope & Talbot
		         1500 S.W. First Avenue
		         Portland, Oregon 97201

Item 2 (a)	Name of Person Filing

         		National Rural Electric Cooperative Association

       (b)	Address of Principal Business Office

         		4301 Wilson Blvd.
         		Arlington, VA 22203

       (c)	Citizenship

           Commonwealth of Virginia - National Rural Electric Cooperative
                                      Association

     	 (d) Title of Class of Securities

          	Common

     	 (e)	CUSIP Number

         		732827100

Item 3	The person filing this statement pursuant to Rule 13d-1(b)
	      or 13d-2(b) is:

	      (f)   Employee Benefit Plan, Pension Fund which is subject to the
          			provisions of the Employee Retirement Income Security Act
		          	of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



















Item 4	Ownership

(a)   Amount Beneficially Owned				      856,000
(b)   Percent of Class						             6.3%
(c)   Number of Shares as to which
		    Such Person Has:

		       (i)   sole power to vote or to direct the vote	   	856,000
		      (ii)   shared power to vote or to direct the vote	  0
		     (iii)   sole power to dispose or to direct the
     			       disposition of					                          856,000
		      (iv)   shared power to dispose or to direct the
     			       disposition of			                    		      0

Item 5		Ownership of Five Percent or Less of a Class

		      Not Applicable

Item 6 	Ownership of More than Five Percent on Behalf of Another Person

     			Not Applicable

Item 7 	Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company

     			Not Applicable

Item 8		Identification and Classification of Members of the Group

     			Not Applicable

Item 9		Notice of Dissolution of Group

     			Not Applicable












Item 10		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	                         				 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					 February 15, 2000
					       Date

					 Peter R. Morris
            Signature

					 Peter R. Morris,   Executive Director/Investments
     						 Name and Title